
DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

September 5, 2006

Mr. R. Joshua Koch, Jr.
Senior Vice President, General Counsel, Secretary and Director
Superior Offshore International, Inc.
900 S. College Road, Suite 301
Lafayette, Louisiana 70503

>   **Re: Superior Offshore International, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 11, 2006**
>   **File No. 333-136567**

Dear Mr. Koch, Jr.:

We have reviewed your filing and have the following comments. Please note that engineering comments, if any, will be issued under separate cover. Please respond to both comment letters together. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2.   Provide current and updated disclosure with each amendment. For example, update the status of your intention to apply to have your common stock listed on the Nasdaq Global Market.

We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted disclosure and exhibits, such as the underwriting agreement and the legal opinion. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

3.   Please provide the estimated per share price range of the offering or advise us of the proposed price range. You will need to include a definitive price range prior to effectiveness.

4.   Please provide updated interim financial information. Refer to Rule 3-12 of Regulation S-X.

5.   Please provide updated consents with your next amendment.

Industry Information, page ii

6.   You are responsible for the accuracy and completeness of all disclosure that appears in your filings with the Commission. If you retain the references to your sources, revise to eliminate any suggestion that the disclosure that appears in your document may be unreliable or another party's responsibility. Also make clear that you believe all disclosure that appears in your document is accurate and reliable.

Summary, page 1

7.   Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section.

- Eliminate the suggestion that the summary "does not contain all of the information." The summary should highlight all material information.
- If you retain any claims of leadership such as being a "leading provider of subsea construction and commercial diving services," briefly explain in context how leadership is defined for these purposes and provide us with supplemental objective support for the claims.
- Similarly, other disclosures requiring independent support are your claims regarding your "specialized fleet" and "highly trained diving personnel." To avoid excess detail in the summary section, where practicable later in the prospectus, supplement all such language with quantifiable data based on objective sources. Unless you can provide us with objective support for such statements, these assertions are not appropriate.
- Eliminate repetitive disclosure. For example, you repeat leadership claims and your purported reputation throughout the summary.

8.   The disclosure under "Our Strengths" and "Our Strategies" duplicates what appears on pages 45-46. This section should summarize rather than repeat disclosure that appears elsewhere. Revise accordingly.

Selected Historical Financial Data

Reconciliation of EBITDA

9.   We note your measure presents interest expense on a net basis. Please clarify to us and in your reconciliation, the nature and amounts that are being netted in this line item.

Risk Factors, page 10

10.   Throughout this section, rather than stating that there is or can be no assurance of or no guarantee of a particular outcome, state the extent of each risk plainly and directly.

11.   Revise the risk factor subheadings to identify the risk and potential harm concisely. Several captions merely state facts and fail to describe the risk that follows, including without limitation, "A decrease in activity in the U.S. Gulf of Mexico would adversely affect our business," "Our future growth may require significant additional capital" and "We may not be able to grow or effectively manage our growth."

12.   It is inappropriate to include "risk factors" that serve as disclaimers or which apply to all public companies. If appropriate, this information may appear later in your prospectus. Examples include risks resulting from the costs of being a public company, possible terrorist attacks, and failure to achieve and maintain effective internal control.

13.   Eliminate language that tends to mitigate the risk you discuss, such as clauses that begin "although" or "while." Instead, focus on the underlying risk.

We depend on key personnel for the success of our business, page 18

14.   If any of your "key personnel" are not under contract, revise to disclose this and to identify those considered key. Also, if you do not carry key person insurance, disclose this as well.

Our operations are subject to stringent environmental laws and regulations,…., page 18

15.   If material, please provide expanded disclosure elsewhere to describe the costs associated with any failure to comply with any such laws or regulations. Further, discuss the costs and specific effects of those regulations on your company.

Use of Proceeds, page 25

16.   Revise this section to provide, in tabular and quantified form, the uses of the
        funds being raised in this offering. In this regard, the reference to "capital
        expenditures and general corporate purposes" is too vague. See Item 504 of
        Regulation S-K.

17.   To the extent that a majority of the proceeds from this offering might be used to
        repay debt, consider including a new risk factor to make clear that you will not be
        using the proceeds to expand or invest in your business.

Managements' Discussion and Analysis, page 31

Liquidity and Capital Resources, page 37

18.   Quantify and describe all applicable financial covenants in your debt agreements,
        and disclose whether you are in compliance with all covenants as of the latest
        practicable date.

Liquidity Needs, page 38

19.   Please expand your discussion to address the impact on your liquidity of your
        requirement under your Standby Letter of Credit to make monthly deposits until
        such time that the amount deposited totals $4.7 million, as disclosed on page F-
        17.

Contractual Obligations, page 39

20.   Please add note disclosure to your table which clearly indicates, if true, that the
        amounts disclosed as payments for long-term debt do not include interest.

Business, page 41

21.   File consents from Spears & Associates for the inclusion of the tables on page 43
        and 45.

Contracts, page 50

22.   Please advise us of whether you have any sales contracts that last for more than
        one year. We may have further comment.

Certain Relationships and Related Party Transactions, page 59
Reorganization, page 59

23.   Please disclose with more specificity when you expect Superior Offshore

International, L.L.C. to reincorporate in Delaware by merging into Superior
Offshore International, Inc. We note your current disclosure that it will occur
"[p]rior to the completion of this offering…." We assume that this will occur
prior to effectiveness of the registration statement.

Transactions Before the Reorganization, page 59

24.   In the second sentence of the second paragraph, you state that you have "from
        time to time made payments to third parties on behalf of Mr. Schaeffer." In the
        next sentence, however, you state that "[i]n connection with these payments to
        third parties, we have provided Mr. Schaefer with special cash compensation in
        amounts sufficient to cover the payments and associated taxes." Your statements
        suggest that two payments were made – one to the third parties and one to Mr.
        Schaefer. Please revise your disclosure for clarity.

25.   Address your intent to enter into comparable transactions in the future with Mr.
        Schaefer and, if so, what steps you will take to make them "arms-length."

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 69

26.   Please revise your statements that prospective investors "should consult" their
        own tax advisors. Because stockholders may rely on any disclosure that appears
        in your registration statement, including disclosure relating to tax consequences,
        eliminate this language as it may suggest otherwise. You may replace the
        admonition with language to the effect that you recommend or encourage that
        consultation.

Superior Offshore International, LLC

Financial Statements

Note 2 – Summary of Significant Accounting Policies and Practices

(d) Inventory, page F-7

27.   It appears from the disclosures contained elsewhere in your document, that a
        component of your business is engaged in fabrication of various items in support
        of your subsea and commercial diving operations. Please advise us whether this
        component of your business carries any inventories other than the buoy
        manufacturing components identified in your policy.

(h) Deferred Drydock Charges, page F-9

28.   We note your policy disclosures that indicates the Company makes estimates
        regarding the specific costs incurred associated with major replacements and

improvements. Please tell us and disclose in your document, the reason estimates are necessary regarding the specific costs incurred. Please advise us and disclose whether and if you are accruing in advance, major replacements and improvements that are scheduled.

(j) Revenues and Expense Recognition, page F-9

29.   We note that your diving services revenues are presented on a "net" basis. Please expand your accounting policy disclosures to discuss the nature and amounts that are being netted against these revenues.

Note 12 – Hurricane Katrina, page F-17

30.   Please expand your disclosures to clarify if the company sustained any material losses or impairment of assets associated with the hurricane event. We note your disclosure that indicates the company moved its main office.

Other

31.   It appears from information contained within your document that certain components of your business may represent segments in accordance with SFAS 131. We are unable to locate disclosures of this nature. Please provide the requisite disclosures or advise us why you believe they are unnecessary.

Condensed Balance Sheet as of March 31, 2006

32.   We note you have classified "Restricted cash" as a current asset. It appears from your disclosures that the cash may be restricted through March 2008. Please advise.

Part II

Recent Sales of Unregistered Securities, page II-2

33.   Provide the disclosure Item 701 requires for all sales pursuant to Section 4(2), to the extent currently omitted.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
        J. Davis
        J. Wynn

        <u>via facsimile</u>
        William S. Anderson
        Bracewell & Giuliani LLP
        (713) 437-5370